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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549







                                  SCHEDULE 13G
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                             Laser Power Corporation
                         -------------------------------
                                (Name of Issuer)


                                  Common Stock
                         -------------------------------
                         (Title of Class of Securities)


                                   51806K 10 4
                         -------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 OF 6 PAGES

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CUSIP NO.     51806K 10 4           13G                    PAGE 2 OF 8 PAGES
         ------------------
--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      Union Miniere, s.a.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  CITIZENSHIP OR PLACE OF ORGANIZATION
      Belgium
--------------------------------------------------------------------------------
                      5   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         6   SHARED VOTING POWER
    BENEFICIALLY          914,713
      OWNED BY        ----------------------------------------------------------
        EACH          7   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          8   SHARED DISPOSITIVE POWER
                          914,713
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      914,713
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      14.5%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------





















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ITEM 1.

        (a)    Name of Issuer:   Laser Power Corporation

        (b)    Address of Issuer's Principal Executive Offices:
               12777 High Bluff Drive
               San Diego, CA 92130

ITEM 2.

        (a)    Name of Person Filing:   Union Miniere, s.a.

        (b)    Address of Principal Business Office or, if None, Residence:
               Rue de Marais, Broekstraat 31, B-1000 Brussels, Belgium

        (c)    Citizenship:   N/A

        (d)    Title of Class of Securities:   Common

        (e)    CUSIP Number:   51806K 10 4


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


        (a)    [ ]  Broker of dealer registered under Section 15 of the Act,

        (b)    [ ]  Bank as defined in Section 3(a)(6) of the Act,

        (c)    [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

        (d)    [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act,

        (e)    [ ]  Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940,

        (f)    [ ]  Employee Benefit Plan, Pension Fund which is
                    subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

        (g)    [ ]  Parent Holding Company, in accordance with Rule
                    13d-1(b)(ii)(G); see Item 7,

        (h)    [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


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ITEM 4.        OWNERSHIP

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)    Amount Beneficially Owned:   914,713*

        (b)    Percent of Class:   14.5%

        (c)    Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:   0
                (ii)  shared power to vote or to direct the vote:   914,713
               (iii)  sole power to dispose or to direct the disposition of: 0
                (iv)  shared power to dispose or to direct the disposition of:
                      914,713

        *Includes 70,000 shares subject to warrants exercisable within 60 days of December 31, 1997 and 358,918 shares issuable upon conversion of debentures.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               See Exhibit A.


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


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ITEM 10.       CERTIFICATION

               Not applicable.




                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    DATE:     February 5, 1998
                                              --------------------------------






                                    BY:     /s/ Arnaud de Pret
                                            ----------------------------------
                                            Arnaud de Pret
                                            Financial Manger









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                                    EXHIBIT A

                               RELEVANT SUBSIDIARY

Union Miniere, Inc.
13847 West Virginia Drive
Lakewood, Colorado


Union Miniere Inc. is the record owner of, or has the right to become owner of, all 914,713 shares of Laser Power Common Stock. Union Miniere, s.a. owns approximately 75% of the shares of Union Miniere Inc. Sogem, s.a. owns the remaining shares of Union Miniere Inc. Union Miniere, s.a. owns virtually all of the outstanding shares of Sogem, s.a.












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